 Exhibit 99.1

News Release

2021 Annual General and Special Meeting of the Shareholders of B2Gold:

Webcast/Dial-in/Playback Details and How to Attend/Participate/Vote

Vancouver, BC, June 8, 2021 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will host its 2021 Annual General and Special Meeting of the Shareholders (the “Meeting”) on Friday, June 11, 2021, at 2pm PDT/5pm EDT. Out of an abundance of caution, to proactively deal with potential issues arising from the public health impact of COVID-19, the Meeting will take place in a virtual-only format conducted via live video webcast online.

As the Meeting will be in a virtual-only format, registered and non-registered shareholders of B2Gold will not be able to attend in person. The Meeting will be available to registered and non-registered shareholders and guests, and accessible via live webcast by clicking here: https://web.lumiagm.com/431696046.

B2Gold strongly encourages all registered shareholders who would like to attend, participate and/or vote virtually online via live webcast to carefully follow the procedures outlined in the Company’s Management Information Circular and the Meeting’s User Guide (both filed on SEDAR on May 10, 2021).

If you are a non-registered shareholder, you will be able to attend, participate and/or vote at the Meeting online via live webcast only if you duly appoint yourself as proxyholder through the method specified by your intermediary and comply with all of the requirements set out in the Management Information Circular relating to that appointment and registration. If a non-registered shareholder does not comply with these requirements, you will be able to attend the Meeting online via live webcast as a guest but will not be able to vote or ask questions.

How to attend and vote at the virtual Meeting as a registered shareholder or duly appointed proxyholder:

Registered shareholders and duly appointed proxyholders may virtually attend the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. The meeting platform will be supported across browsers and devices that are running the most updated version of Chrome, Firefox, Safari, Edge or Internet Explorer. Registered shareholders and duly appointed proxyholders attending the Meeting online must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected to the internet for the duration of the Meeting.

Registered shareholders and duly appointed proxyholders wishing to attend and vote virtually at the Meeting should not complete or return the proxy form and should instead follow these steps:

1.	Log into https://web.lumiagm.com/431696046 on the Meeting date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2.	Click on “I have a login”.

3.	Enter your 15-digit control number as your username (located on the form of proxy or in the email notification you received).

4.	Enter the Password: “b2gold2021” (case sensitive).

Shareholders who have duly appointed a proxyholder or themselves to attend and vote at the Meeting online MUST register the appointed proxyholder or themselves with Computershare by visiting http://www.computershare.com/B2Gold by no later than 2pm PDT/5pm EDT on Wednesday, June 9, 2021. Computershare will ask for the appointed proxyholder’s contact information and will send such appointed proxyholder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting. Shareholders should note that if they participate and vote on any matter at the virtual Meeting, they will revoke any previously submitted proxy.

How to ask questions at the virtual Meeting:

Registered shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Upon shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the Meeting and will continue to have the opportunity to submit questions during the Meeting. Questions may be sent to the Chair of the Meeting using the online Q&A tool on the meeting portal.

To ask a question, please follow the steps outlined below:

1.	Tap on the icon and then type your question.
2.	Compose your question and then press the send to deliver your question to the Chair.
3.	Once you have pressed the send icon in step 2, confirmation that your question has been received by the Chair will appear.

Questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company as they would be at a shareholders meeting that was being held in person. As at an in-person meeting, to ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

As part of the Meeting, the Company will hold a Q&A session during which the Chair and the Company’s senior management intend to answer questions submitted during the Meeting.

How to attend the virtual Meeting as a guest:

1.	Log into https://web.lumiagm.com/431696046 on the Meeting date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2.	Click on “I am a guest”.

3.	Enter the password: “b2gold2021” (case sensitive).

How to vote in advance of the Meeting:

If you are a shareholder and are unable to participate in the Meeting online via live webcast, in order for your proxy to be valid you must submit your vote by no later than 2pm PDT/5pm EDT on Wednesday, June 9, 2021.

Shareholders are encouraged to vote today via the internet or telephone using the control number found on the proxy or voting instruction form that was mailed out to you to ensure your vote is received in a timely manner.

Registered shareholders may vote by: shares held in own name and represented by a physical certificate

•	Internet: www.investorvote.com
•	Telephone: +1 866-732-8683

Beneficial shareholders may vote by: shares held with a broker, bank or other intermediary

•	Internet: www.proxyvote.com
•	Telephone: Call the number(s) listed on the voting instruction form and vote using the control number provided therein

Shareholder questions:

Shareholders who have questions, including with respect to Notice and Access, or need assistance with voting their shares, should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at +1 877-452-7184 (North America - toll free) or +1 416-304-0211 (outside North America), or by email at assistance@laurelhill.com.

Dial-in and playback details:

In the unlikely event that your internet connection to the webcast is lost or interrupted, or as an alternative method to access the webcast, the Meeting will also be accessible by dialing +1 647-427-7450 (local - Toronto), +1 778-371-9827 (local - Vancouver) or +1 888-231-8191 (toll free - North America). However, participation through the conference line during the Meeting will only allow the attendees to listen in and you will not be able to vote or ask questions.

A playback of the Meeting will be available until Friday, June 25, 2021, on B2Gold’s events page or by dialing +1 416-849-0833 (local - Toronto) or +1 855-859-2056 (toll free - North America) (passcode 8154257).

Presentation:

Once the Meeting is adjourned, there will be presentations from Clive Johnson, President & CEO, and other B2Gold senior executives. The presentations will provide a review of B2Gold’s performance in 2020, a general corporate update of the first half of 2021, and will conclude with a Q&A session.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Burkina Faso, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold, please visit the Company’s website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
VP, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.